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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

TRANSGENE S.A.

(Translation of registrant's name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

Enclosure:	Press release dated November 5, 2002 announcing Fourth Phase II Clinical Trial with Therapeutic Vaccine Candidate and Third Quarter Financial Results.

CONTACT:
Transgene	Cohn & Wolfe	Euro RSCG Omnium
Patrick Squiban	Julio Cantre	Marie-Carole de Groc
V.P. Medical and Regulatory Affairs	(212) 798 9779	(+33) 1 41 34 40 49
(+ 33) 3 88 27 92 08
Philippe Poncet Chief Financial Officer (+ 33) 3 88 27 91 21

Transgene Announces Fourth Phase II Clinical Trial with Therapeutic Vaccine Candidate and Third Quarter Financial Results

        Strasbourg, France, November 5, 2002—Transgene (Nasdaq: TRGNY—Nouveau Marché: TRANSGENE) today announced the initiation of a Phase II clinical trial of its immunotherapeutic MVA-Muc1-IL2 vaccine candidate for the treatment of metastatic renal cell carcinoma and financial results for the third quarter ended September 30, 2002.

Fourth Phase II Clinical Trial

        Transgene's Phase II clinical trial will evaluate the efficacy of subcutaneous injections of MVA-Muc1-IL2 as a single agent administered to patients with metastatic renal cell carcinoma expressing Muc1 as a first line treatment for metastatic disease. Tumor response will be evaluated every 12 weeks. Patients experiencing progressive disease will then receive standard therapy based on immunomodulators in addition to vaccination with MVA-Muc1-IL2. This trial will have the advantage of testing the vaccine candidate in a monotherapy setting as well as a combination setting. The trial will be initiated in Belgium and will be extended in Europe. A total of 25 patients will be included in four to six centers.

        Renal cell carcinoma accounts for approximately 2% of all cancers, with a worldwide annual increase rate of 1.5% to 6%. The number of deaths from renal cell carcinoma is increasing in proportion to its increased incidence. Renal cell carcinoma is the sixth leading cause of deaths attributable to cancer. At the time of diagnosis, approximately 30% of patients have metastatic disease that is not amenable to surgery. An additional 20% to 50% of patients with presumed localized disease eventually develop metastatic disease following nephrectomy.

        Metastatic renal cell carcinoma is characteristically unresponsive to chemotherapy. Standard therapy, with immunomodulators such as interleukin-2 and interferon-á, induces objective responses in approximately 15% to 20% of patients and higher response rates in some patients with favorable prognosis factors.

        "Novel approaches are needed to treat kidney cancer at advanced stages for which the prognosis is currently very poor," said Jean-François Carmier, Chief Executive Officer of Transgene. "This new Phase II trial is designed to further evaluate the potential efficacy of our vaccine candidate MVA-Muc1-IL2, which is currently in three other Phase II trials. We are continuing to pursue our clinical program announced in early 2001, with seven Phase II and three Phase I trials in process."

Société anonyme au capital de 13 005 786 euros—R.C. Strasbourg B 317 540 581
11, rue de Molsheim—67082 Strasbourg Cedex (France) Tél : + 33 3 88 27 91 00 Fax : + 33 3 88 27 91 11

        Transgene's immunotherapeutic MVA-Muc1-IL2 vaccine candidate uses the highly attenuated MVA vaccinia virus vector to express the Muc1 tumor-associated antigen and the cytokine interleukin-2 (IL-2) in order to stimulate specific T-cell responses. Muc1 is expressed in over 70% of kidney cancers. Phase I clinical trials with this product candidate were conducted in the United States and Europe and involved patients with various adenocarcinoma, including breast, lung and kidney cancers. Those trials demonstrated a positive safety and tolerance profile of MVA-Muc1-IL2 and provided evidence of immune response in some patients.

Third Quarter Financial Results

        Transgene had total revenues of € 0.4 million (US$ 0.4 million) in the third quarter of 2002, compared to € 0.1 million (US$ 0.1 million) for the same period in 2001.

        Operating expenses decreased € 0.1 million (US$ 0.1 million) in the third quarter of 2002 to € 5.3 million (US$ 5.2 million) from € 5.4 million (US$ 5.3 million) in the third quarter of 2001. This resulted from management's efforts to control research expenditures which were slightly offset by the gradual increase of clinical trial expenses.

        Interest and other income decreased € 0.2 million (US$ 0.2 million) to € 0.6 million (US$ 0.6 million) from € 0.8 million (US$ 0.8 million) in the third quarter of 2001 as a result of lower cash and cash equivalents held.

        Transgene recorded a net loss of € 4.2 million (US$ 4.1 million) in the third quarter of 2002, compared to a net loss of € 4.4 million (US$ 4.3 million) in the third quarter of 2001.

        Cash and cash equivalents at September 30, 2002 totaled € 56.7 million (US$ 56 million).

        The net loss for the nine months ended September 30, 2002 was € 13.8 million (US$ 13.6 million) compared to € 15.5 million (US$ 15.3 million) for the same period in 2001.

Recent highlights

        Transgene announced the expansion of its intellectual property portfolio by the issuance of ten new U.S. and European patents (September 17, 2002).

        Transgene and U.S.-based Mirus reached a research milestone in intra-arterial gene delivery to muscle cells (October 8, 2002).

        Dr. Christophe Mérieux and Dr. Michel Klein were appointed Chairman of the Board and Director to the Board respectively (October 22, 2002). Philippe Poncet joined Transgene as Chief Financial Officer on September 2, 2002.

        Transgene, based in Strasbourg, France, with an office near Boston, Massachusetts, is a biopharmaceutical company dedicated to the discovery and development of gene therapy products and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the development of gene therapy products for the treatment of cancer. Transgene has five products in clinical development, two of which are in Phase II clinical trials for six different indications and three of which are in Phase I clinical trials. Transgene's proprietary vector technology platform consists of multiple vector families with an emphasis on adenovirus, poxvirus and non-viral vectors.

        This press release contains forward-looking statements, including statements regarding Transgene's strategy, the efficiency and safety of and potential market for its product candidates and prospects. Statements that are not historical facts are based on Transgene's current expectations, beliefs, estimates, forecasts and assumptions. The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors that may affect Transgene's future operating results include the following: Transgene's product candidates may not demonstrate therapeutic efficacy; Transgene may be unable to obtain regulatory approval for its product candidates; Transgene's patent rights may not provide it with any benefit and the patents of others may prevent it from commercializing its products; proceedings to obtain patents and litigation of third party infringement claims are expensive and could limit its patent and proprietary rights; Transgene may be unable to conduct its clinical trials as quickly as it has predicted; Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates; competitors may develop technologies or products superior to Transgene's technologies or products; and other important factors described in Transgene's Annual Report on Form 20-F for the year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled "Risk Factors."

        Note: The financial information expressed in US$ is presented solely for the convenience of the reader and is translated from euro at the noon buying rate for cable transfers in euro as certified by the Federal Reserve Bank of New York on September 30, 2002, which was US$ 0.9879 = € 1.00.(financial tables follow)

Condensed Consolidated Balance Sheets

	Nine months ended September 30,		Year ended December 31,
(US GAAP — Amounts in thousands)	2002	2002	2001
	(unaudited)		(audited)
	US$	€	€
ASSETS
Cash and cash equivalents	56 046	56 732	71 810
Other current assets	4 239	4 291	4 071

Total current assets	60 285	61 023	75 881

Property, plant and equipment, net	8 626	8 732	9 152
Other assets	522	528	1 382

Total assets	69 433	70 283	86 415

LIABILITIES AND SHAREHOLDERS' EQUITY
Total current liabilities	4 075	4 125	6 175
Total long-term liabilities	6 263	6 340	6 612
Total shareholders' equity	59 094	59 818	73 628

Total liabilities and shareholders' equity	69 433	70 283	86 415

Note: The financial information expressed in US$ is presented solely for the convenience of the reader and is translated from euro at the noon buying rate for cable transfers in euro as certified by the Federal Reserve Bank of New York on September 30, 2002, which was US$ 0.9879 = € 1.00.

Condensed Consolidated Statements of Operations

	Three months ended September 30,			Nine months ended September 30,
(Unaudited — US GAAP) (Amounts in thousands except share and per share data)	2002	2002	2001	2002	2002	2001
	US$	€	€	US$	€	€
Revenues
Revenues from collaborative and licensing agreements	238	241	104	429	434	358
Grants received for research and development	175	177	33	175	177	554

Total revenues	413	418	137	604	611	912

Operating expenses
Research and development	(4 279)	(4 331)	(4 622)	(13 224)	(13 386)	(16 039)
General & administrative	(928)	(939)	(778)	(2 676)	(2 709)	(1 994)

Total operating expenses	(5 206)	(5 270)	(5 400)	(15 900)	(16 095)	(18 033)

Loss from operations	(4 793)	(4 852)	(5 263)	(15 297)	(15 484)	(17 121)

Interest and other income, net	634	642	836	1 674	1695	1 630
Income tax benefit	0	0	0	0	0	0

Net loss	(4 159)	(4 210)	(4 427)	(13 622)	(13 789)	(15 491)

Loss per ordinary share	(0,41)	(0,42)	(0,44)	(1,35)	(1,37)	(1,98)
Weighted average number of shares outstanding	10 055 760	10 055 760	10 055 760	10 055 760	10 055 760	7 835 486
Loss per ADS (American Depositary Share)	(0,14)	(0,14)	(0,15)	(0,45)	(0,46)	(0,66)
Weighted average number of ADSs outstanding	30 167 280	30 167 280	30 167 280	30 167 280	30 167 280	23 506 458

Note: The financial information expressed in US$is presented solely for the convenience of the reader and is translated from euro at the noon buying rate for cable transfers in euro as certified by the Federal Reserve Bank of New York on September 30, 2002, which was US$0.9879 = € 1.00.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2002	Transgene S.A.
	By:	/s/ PHILIPPE PONCET Philippe PONCET Chief Financial Officer

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Transgene Announces Fourth Phase II Clinical Trial with Therapeutic Vaccine Candidate and Third Quarter Financial Results
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